Exhibit 99.1

Recon Technology Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, September 18, 2026 /PRNewswire/ — Recon Technology, Ltd. ("Recon" or the "Company") (NASDAQ: RCON), a China-based provider of oilfield services, low-carbon energy services, and waste plastic chemical recycling operations, today announced that on September 16, 2026, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and that the Company is in compliance with all applicable listing standards.

As previously disclosed, on May 4, 2026, the Company received a notification letter from Nasdaq advising that its Class A ordinary shares had failed to maintain a minimum bid price of $1.00 per share over the previous 30 consecutive business days.

In the September 16, 2026 letter, Nasdaq confirmed that, for the ten consecutive business days from September 1, 2026 through September 15, 2026, the closing bid price of the Company's Class A ordinary shares had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has advised that this matter is now closed.

About Recon Technology, Ltd ("RCON")

Recon Technology, Ltd (NASDAQ: RCON) is the People's Republic of China's first NASDAQ-listed non-state-owned oil and gas field service company. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas field service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes "forward-looking statements" within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words and phrases such as "scheduled," "may," "will," "could," "should," "would," "expect," "believe," "anticipate," "project," "plan," "estimate," "forecast," "goal," "objective," "committed," "intend," "continue," "will likely result," "look forward to," "well positioned," and similar expressions that concern Recon's strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon's operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under "Risk Factors" in Recon's most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For further information:

The Company,

Ms. Liu Jia,

Chief Financial Officer,

Recon Technology, Ltd,

Phone: +86 (10) 8494-5799,

Email: info@recon.cn